EXHIBIT 21
SUBSIDIARIES OF AMERIGAS PARTNERS, L.P.

		STATE OF
SUBSIDIARY	OWNERSHIP	INCORPORATION
AmeriGas Finance Corp.	100%	Delaware
AmeriGas Eagle Finance Corp.	100%	Delaware
AP Eagle Finance Corp.	100%	Delaware
AmeriGas Propane L.P.	(1)	Delaware
AmeriGas Propane Parts & Service, Inc.	100%	Pennsylvania
AmeriGas Eagle Propane, L.P.	(2)	Delaware
AmeriGas Eagle Parts & Service, Inc.	100%	Pennsylvania
AmeriGas Eagle Propane, Inc.	100%	Delaware
AmerE Holdings, Inc.	100%	Delaware
AmeriGas Eagle Holdings, Inc.	100%	Delaware
Active Propane of Wisconsin, LLC	100%	Delaware
(1)	1.0101% owned by AmeriGas Propane, Inc., the General Partner; and 98.9899% owned by AmeriGas Partners, L.P., the Limited Partner.

(2)	99.9% owned by AmeriGas Propane, L.P. and <0.1 % owned by AmeriGas Eagle Holdings, Inc. (GP) and an unrelated third party.